

August 17, 2010

Tyler H. Rose
Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

> **Re: Kilroy Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 11, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed April 30, 2010**
> **Form 8-K/A**
> **Filed June 11, 2010**
> **File No. 001-12675**

Dear Mr. Rose:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief